UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

OvaScience, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

69014Q 101

(CUSIP Number)

Richard Aldrich

Longwood Fund Management

Prudential Tower, Suite 1555

800 Boylston Street

Boston, Massachusetts 02199

(617) 351-2590

With a copy to:

William C. Hicks, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, Massachusetts 02111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 1, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Explanatory Note: By filing this Amendment No. 2 to Schedule 13D, Richard Aldrich (“Mr. Aldrich” or the “Reporting Person”) is revising the beneficial ownership previously reported to reflect the purchases of common stock, par value $0.001 per share (the “Common Stock”), of OvaScience, Inc., a Delaware corporation (the “Issuer”), by Longwood Fund III LP (the “Fund”).  Such purchases were made in the open market as well as through an underwritten public offering by the Issuer.

CUSIP No. 69014Q 101

(1)	Names of Reporting Persons Richard Aldrich

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF, PF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States citizen

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 851,483

	(8)	Shared Voting Power 1,137,537

	(9)	Sole Dispositive Power 851,483

	(10)	Shared Dispositive Power 1,137,537

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,989,020

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.6%

(14)	Type of Reporting Person (See Instructions) IN

Item 1.                             Security and Issuer

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by the Reporting Person on April 1, 2016 (the “Schedule 13D”) relating to the Common Stock of the Issuer. The address of the principal executive office of the Issuer is 9 Fourth Avenue, Waltham, Massachusetts 02541.  Except as expressly set forth herein, there have been no changes to the information set forth in the Schedule 13D.  Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 13D.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 3.                             Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to append the following:

Between May 16, 2016 and May 18, 2016, the Fund purchased an aggregate of 60,000 shares of Common Stock for an aggregate purchase price of $462,368.00.  Below is a chart identifying each purchase made during that period:

Day	Shares Purchased	Price Per Share (Average)	Aggregate Purchase Price
May 16, 2016	20,000	$7.6935	$153,870.00
May 17, 2016	20,000	$7.5616	$151,232.00
May 18, 2016	20,000	$7.8633	$157,266.00

On June 1, 2016, the Fund purchased 425,000 shares of Common Stock at a purchase price of $7.00 per share, for an aggregate purchase price of $2,975,000, in an underwritten public offering pursuant to the Issuer’s Registration Statement on Form S-3, which was declared effective by the SEC on May 5, 2016, as supplemented by a Preliminary Prospectus Supplement, dated May 25, 2016, and a Prospectus Supplement, dated May 26, 2016 (the “Offering”).

The working capital of the Fund was the source of funds for the purchase of these shares.

Mr. Aldrich is a member of Longwood Fund III GP, LLC (the “General Partner”), the general partner of the Fund. Mr. Aldrich and the General Partner each disclaim beneficial ownership of the securities owned directly by the Fund, except to the extent of their pecuniary interest therein.

On June 2, 2016, Mr. Aldrich was granted a stock option to purchase 12,000 shares of Common Stock, which vests in twelve monthly installments from the date of grant.  Of this grant, options to purchase 2,000 shares of Common Stock have vested or will vest within 60 days of the filing of this Schedule 13D. Mr. Aldrich is deemed to have beneficial ownership over such shares as of the date of this filing. Such stock options were granted to Mr. Aldrich at no cost.

Item 5.                             Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

The percentage of Common Stock reported beneficially owned by Mr. Aldrich is determined in accordance with SEC rules and is based upon 35,552,112 shares of the Issuer’s Common Stock outstanding as of June 2, 2016, following the consummation of the Offering.  The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities.

(a)                                 At the close of business on June 2, 2016, Richard Aldrich beneficially owned 1,989,020 shares of Common Stock, representing beneficial ownership of approximately 5.6% of the outstanding Common Stock.  604,185 of these shares are held by Mr. Aldrich directly, 200,000 are held by the Richard H. Aldrich 2015 GRAT, 175,481 are held by the Richard H. Aldrich Irrevocable Trust of 2011, 22,350 are held by the Richard H. Aldrich 2005 Revocable Trust, 24,948 of these shares represent options to purchase Common Stock that are vested or will vest within 60 days of June 1, 2016 and 962,056 are held by the Fund.  Mr. Aldrich is the trustee of the Richard H. Aldrich 2015 GRAT and the Richard H. Aldrich 2005 Revocable Trust and he exercises voting and investment power of the shares of record held by each trust. Mr. Aldrich’s spouse is the trustee of the Richard H. Aldrich Irrevocable Trust of 2011, and she exercises voting and investment power over the shares of record held by such trust.

(b)	1. Sole power to vote or direct vote:	851,483
	2. Shared power to vote or direct vote:	1,137,537

3. Sole power to dispose or direct the disposition:	851,483
4. Shared power to dispose or direct the disposition:	1,137,537

(c)                                  See Item 3 of the Schedule 13D.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Not applicable.

Item 7.	Material to be Filed as Exhibits.
Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2016

By:	/s/ Richard Aldrich
Richard Aldrich